

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 21, 2022

Kiva Allgood
Chief Executive Officer
Sarcos Technology & Robotics Corp
50 South 500 West, Suite 150
Salt Lake City, Utah 84101

> **Re: Sarcos Technology & Robotics Corp**
> **Registration Statement on Form S-3**
> **Filed November 15, 2022**
> **File No. 333-268399**

Dear Kiva Allgood:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Nordtvedt